[SHEARMAN & STERLING LETTERHEAD]

April 3, 2009

VIA EDGAR, EMAIL AND FEDERAL EXPRESS

Ms. Kathryn Jacobson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3720

Washington, DC 20549

Re:	Viacom Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 12, 2009

File No. 1-32686

Dear Ms. Jacobson:

On behalf of our client, Viacom Inc. (“Viacom” or the “Company”), set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated March 20, 2009 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2008. For the purposes of this letter, the Company refers to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as its “2008 Form 10-K.” For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

General

1.	Please provide us with your proposed disclosures in response to certain of our comments below.

The Company proposes to make the disclosures (substantially in the form set forth below) in response to the Staff’s Comments (#2, #4, #5, #6, #7, #8, #9, and #14) in the Company's Form 10-Q for the three months ended March 31, 2009 or Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as indicated below.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 40

2.

We note your disclosure on page 43 that you have undertaken a strategic review of your business which resulted in restructuring charges of $454 million in 2008 and anticipated savings of approximately $200 million in 2009. Please advise whether you anticipate this restructuring will result in savings beyond 2009 and whether you plan on engaging in further strategic reviews in the coming year. In future filings, please revise to indicate how your strategic reviews and similar initiatives impact your long-term outlook.

In the Company's Form 10-Q for the three months ended March 31, 2009, the Company will include the following expanded disclosures in the Results of Operations section of Management’s Discussion and Analysis (“MD&A”) in response to the Staff's comment:

To better align our organization and cost structure with recent economic conditions, we undertook a strategic review of our businesses in the fourth quarter of 2008, which resulted in $454 million of restructuring and other charges. As a result of these initiatives, we expect to save approximately $200 million in 2009. Approximately half of the savings result from the restructuring charges which were principally comprised of workforce reductions and will be realized via lower compensation costs primarily included as a component of selling, general and administrative expenses. We expect to continue to experience similar levels of savings from the headcount reductions in future years, subject to the performance of our operations which may require further changes to our headcount, either increases or decreases, to effectively and efficiently manage our operations. In 2009, such cash savings will be partially offset by remaining severance payments to be made pursuant to our restructuring plan. With respect to the other charges, the savings are primarily related to reduced programming amortization attributable to abandoned programming included as a component of operating expenses, and will diminish ratably through 2011. Despite these savings, overall programming expenses are likely to grow in the future as we continue to invest in programming in the normal course of business.

The strategic review in the fourth quarter of 2008 was undertaken by the Company in the context of the overall decline in general economic conditions and the impact these conditions were having on our businesses as we progressed through the quarter. While we continually evaluate our business plans in the normal course of business, the continuing economic decline experienced in the first quarter of 2009 could lead to additional restructurings in future periods, depending on the prolonged nature of the decline and its impact on our businesses. Accordingly, we plan to make the following disclosure in the MD&A section of the Company’s Form 10-Q for the three months ended March 31, 2009:

The Company will continue to evaluate the impact of current and future economic conditions on its various businesses and consider alternatives which, if undertaken, could result in future restructuring charges.

To the extent the Company decides to implement a further restructuring plan, the Company plans to provide requisite disclosures of such plan in Form 8-K, Form 10-Q and/or Form 10-K filings as applicable.

Filmed Entertainment, page 42

3.

We note that in October 2008 you reached an agreement with Paramount, DW Studios L.L.C. and the Dream Works principals for the departure of those principals from DW Studios. In connection with this transaction (1) Dream Works principals acquired certain projects in development which Paramount has the option to co-finance and co-distribute and (2) DW Studios retained all other projects and the rights to motion pictures released prior to the departure of the principals, other than the live action library owned by DW Funding. Provide us a chart showing the structure of these entities before and after this transaction. Also please tell us how you accounted for this transaction in your financial statements.

In October 2008, certain DreamWorks principals left the Company to form a new film studio venture independent of Paramount. In connection with their departure, one of the former executives was granted the right to purchase certain film projects with which these executives had been associated during their employment with the Company. Such film development rights were reflected as a component of Inventory, net in the Company's Consolidated Balance Sheet. In accordance with the terms of the departure agreement, the film projects for which the right was exercised were sold to the former DreamWorks principal for an amount equal to the cost of these assets. In respect of DreamWorks film projects in the development stage which were not sold to the former DreamWorks principal, the Company reviewed the carrying value of such titles for impairment and recorded a charge (included within the $14 million of asset impairment and other charges recorded by the Filmed Entertainment segment) for certain projects which were abandoned, as disclosed on page 44 of the 2008 Form 10-K.

There was no change to the legal entity structure of the Company as a result of the departure of the former DreamWorks principals. The entity DreamWorks L.L.C., which primarily produces films under the DreamWorks brand, was renamed DW Studios L.L.C., and remains a wholly-owned subsidiary of the Company. DW Studios L.L.C. is the same legal entity as DreamWorks L.L.C. and changed its name following the departure of the principals owing to certain restrictions on the right to use the DreamWorks mark and name. In addition, the Company continues to own the 49% interest in the live action library owned by DW Funding as disclosed in Note 5 to our Consolidated Financial Statements included in our 2008 Form 10-K.

Liquidity and Capital Resources, page 61

4.

We note your disclosure on page 65 with respect to your $3.25 billion revolving credit facility due December 2010. In future filings, please revise your disclosure to discuss the outstanding amounts owing under such facility and additional funds available for relevant periods.

The Company respectfully notes that the $650 million outstanding amount under the $3.25 billion revolving credit facility due December 2010 is enumerated in the debt table above the referenced disclosure. However, in order to clarify for the reader the outstanding and available amounts under the facility, the Company will include the following language in the Liquidity and Capital Resources section of the MD&A to be included within the Company's Form 10-Q for the three months ended March 31, 2009:

At March 31, 2009, $XXX million was outstanding under the facility, with approximately $X.X billion of remaining availability.

Off-Balance Sheet Arrangements, page 67

5.	Refer to footnote #5. Please update the disclosure herein to include the face value of, or minimum/ maximum amounts of your guarantees, as disclosed on pages 122-123.

The Company respectfully notes that the face value of its guarantees and amounts recorded in respect of them are disclosed in the Liquidity and Capital Resources section of the MD&A in the 2008 Form 10-K on page 64 and the Company disclosed that such guarantees were excluded from the contractual obligations table. However, in response to the Staff's comment, the Company proposes to add the following bold faced disclosure to the referenced footnote to its contractual obligations table the next time it is presented (i.e., in its 2009 Annual Report on Form 10-K). The Company's proposed disclosure is as follows:

(5)	Other long-term obligations consist of participations, residuals, programming obligations and contingent consideration for acquisitions.

Note: Not included in the amounts above are payments which may result from our unfunded defined benefit pension and other postretirement benefits of $429 million, unrecognized tax benefits of $462 million, including interest and penalties, $235 million of funding commitments to joint ventures and interest payments to be made under our credit facility, which expires in 2010, debt guarantees of $242 million and lease guarantees of $1.003 billion. The amount and timing of payments with respect to these items are subject to a number of uncertainties such that we are unable to make sufficiently reliable estimations of future payments. We do expect to make contributions of approximately $100 million in 2009 to our pension plans.

The Company also notes that updated disclosures of the face amounts of its guarantees will continue to be disclosed in its Form 10-Q filings, including the Company’s Form 10-Q to be filed for the three months ended March 31, 2009.

Film Accounting, page 69

6.

We note you disclosed that if in your judgment, you do not believe that "the amount (incurred for original production cost) is recoverable," you may reduce your estimate of ultimate revenues, thereby accelerating the amortization of capitalized costs." It appears to us that once you are required to assess whether the fair value of a film is less than its unamortized film costs, you should determine the fair value of the film and write off to the income statement the amount by which the unamortized capitalized costs exceed the film's fair value. Citing the guidance in paragraph 44 of SOP 00-2, tell us why your accounting for unrecoverable film costs is appropriate.

As required by paragraph 44 of Statement on Position 00-2 "Accounting by Producers or Distributors of Films" (SOP 00-2), the Company reflects in its Consolidated Statement of Earnings the amount by which the unamortized capitalized costs of a film exceeds the film's fair value.

Additionally, as required by paragraph 36 of SOP 00-2, the Company reviews and revises estimates of ultimate revenue and participation costs as of each reporting date to reflect the most current available information. If estimates for a film are revised, the difference between amortization expense determined using the new estimate and any amounts previously expensed during that fiscal year are charged or credited to the Company's Consolidated Statement of Earnings in the quarter in which the estimates are revised. The sentence referenced by the Staff was referring to the aforementioned aspect of the Company's film accounting policy. As a means of clarifying this aspect of the Company's film accounting policy, the Company plans to include its film accounting critical accounting policy in its Form 10-Q filing for the three months ended March 31, 2009 and replace the sentence referenced in the Staff's comment with the following disclosure:

The Company also reviews and revises estimates of ultimate revenue and participation costs as of each reporting date to reflect the most current available information. If estimates for a film are revised, the difference between amortization expense determined using the new estimate and any amounts previously expensed during that fiscal year are charged or credited to the Company's Consolidated Statement of Earnings in the quarter in which the estimates are revised.

7.

Additionally, please disclose the valuation model you used to determine the fair value of film costs. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model.

In order to provide further detail, the Company plans to include its film accounting critical accounting policy in its Form 10-Q filing for the three months ended March 31, 2009 and add the following to such disclosure:

The Company utilizes the individual- film- forecast computation method (adjusted to incorporate revenue and related costs, including future exploitation costs, if any, expected to occur in periods beyond 10 years from the date of the film’s initial release) to develop the cash flows which are subsequently discounted to compute the fair value of a film at each reporting period.

The Company respectfully submits it believes that its existing film accounting critical accounting policy provides a meaningful discussion of the method the Company utilizes to determine the significant cash flows which impact the fair value of a film. The Company's disclosure included in the critical accounting policy section of its 2008 Form 10-K included the following:

"...our estimate of ultimate revenues for feature films includes revenues from all sources that will be earned within ten years from the date of a film’s initial theatrical release. For acquired film libraries, our estimate of ultimate revenues is for a period within 20 years from the date of acquisition. Prior to the release of a feature film and throughout its life, we estimate the ultimate revenues based on the historical performance of similar content, as well as incorporating factors of the content itself, including, but not limited to, the expected number of theaters and markets in which the original content will be released, the genre of the original content and the past box office performance of the lead actors and actresses. We believe the most sensitive factor affecting our estimate of ultimate revenues for feature films is domestic theatrical exhibition, as subsequent markets have historically exhibited a high correlation to domestic theatrical performance."

Acquired Programming Rights, pages 69-70

8.

Please disclose how you determine the cost basis for your acquired programming rights subsequent to their acquisition and their unit of accounting. Refer to paragraph 7 of SFAS 63. Additionally, please state how often you conduct recoverability assessments and how you determine net realizable value. In this regard, we note your statement on page 40 that some of your program services experienced ratings declines in 2008, which could reduce the advertising revenue you receive and negatively affect your results of operations.

In order to provide further detail, the Company plans to include its acquired programming rights critical accounting policy in its Form 10-Q filing for the three months ended March 31, 2009 and add the following to such disclosure:

The cost basis of acquired programming is the capitalized cost of each program and is equal to the cost of the programming pursuant to the license agreement less the cumulative amortization recorded for the program. Capitalized costs of rights to program materials are reported in the Company's Balance Sheet at the lower of unamortized cost or estimated net realizable value. Net realizable value of acquired rights programming is evaluated quarterly by the Company based on the aggregation of similar type programming, which represents a daypart basis in accordance with SFAS No. 63 “Financial Reporting by Broadcasters” (“SFAS 63”). Net realizable value is determined by estimating advertising revenues to be derived from the future airing of the programming within the daypart as well as an allocation of affiliate fee revenue to programming within the daypart as compared to the aggregate unamortized cost of the acquired rights programming.

The Company respectfully notes that despite the ratings decline experienced for certain of the Company's programming, the Company's programming services continue to generate substantial advertising and growing affiliate fee revenues that result in profitable programming services. The acquired rights programming charges recorded in the fourth quarter of 2008 did not result from write-downs to net realizable value, but rather arose from the application of the Company's accounting policy to amortize programming over the period in which it is aired. Since the Company determined it would not air certain of its acquired programming subsequent to December 31, 2008, the remaining capitalized costs were amortized over the remaining airings of such programming during the fourth quarter of 2008. The decision not to air the programming beyond 2008 resulted from the Company's determination in the fourth quarter of 2008 that similar and possibly higher levels of profitability could be achieved in a manner more consistent with our brand strategies by replacing profitable but underperforming programming with new programming initiatives which the Company believes will ultimately attract more viewers in the demographics it is trying to reach.

Fair Value Measurements, page 72

9.

We note that goodwill accounted for 51% of total assets as of December 31, 2008. Per your disclosures on pages 40-42, domestic and global economic conditions worsened significantly in 2008 and such effect could continue or worsen, negatively impacting, among others, your advertising revenue in the Media Networks and home entertainment revenues and profitability in the Filmed Entertainment segment. Although your recent impairment analysis did not result in an impairment charge for goodwill as of December 31, 2008, we expect a more robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy in light of the significance of your goodwill balance. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe that you should provide the following information:

•

Disclose a breakdown of your goodwill balances as of December 31, 2008 by reporting unit. Tell us if you account for DW Studios (formerly DreamWorks LLC) as a reporting unit and if not, tell us why. In this regard, we note on page 42 that it was a party to the agreement which covered the departure of DreamWorks' key principals, Messrs. Spielberg, Geffen and Snider.

•

Quantitatively and qualitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

1)	the discount rates for each reporting unit and how these discount rates were determined,

2)	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3)	your consideration of any market risk premiums.

•

Describe changes to the assumptions and methodologies, if any, since your prior impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•	Provide a table showing:

1)

The carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

2)	Using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would not exceed its carrying value.

•

In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company has concluded that the Paramount operating segment is the reporting unit in accordance with the criteria established in SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") and EITF D-101 "Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142" ("EITF D-101"). In reaching its conclusion, the Company notes that paragraph 30 of SFAS 142 states “a reporting unit is an operating segment or one level below an operating segment referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business.” As detailed in the Company's response to Comment #3 from the Staff's Comment Letter dated May 2, 2007, in the case of Paramount, four components exist below the operating segment level. Such components are theatrical, home entertainment, television film licensing and ancillary, which includes digital, non-theatrical, music and merchandising activities. DW Studios (formerly DreamWorks), like Paramount Pictures and Paramount Vantage, develops feature films within the theatrical component for distribution through the theatrical, home entertainment and television components of the Company. None of Paramount’s individual components has sufficient inputs, processes and outputs to be considered self-sustaining businesses in accordance with EITF 98-3 "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business" ("EITF 98-3") due to the substantive product and operating interdependencies across these various feature film exploitation activities. Therefore, since DW Studios sits within the theatrical component, two levels below the Paramount operating segment, and it does not constitute a business, it does not meet the criteria to be considered a reporting unit.

With respect to the Company's fair value measurements disclosures surrounding goodwill included in its critical accounting policies and estimates, the Company believes it has made meaningful disclosures of its impairment testing methodology employed within the overall goodwill critical accounting policy disclosures based on the following factors:

a.	On an enterprise basis, the Company's market capitalization at October 1, 2008 (the date of the annual impairment test) exceeded its book value by approximately $8 billion;

b.	Over 80% of the goodwill balance ($9.4 billion) relates to the Media Networks operating segment which generated operating income in excess of $2.7 billion during 2008;

c.	Based on our annual goodwill impairment test performed as of October 1, we noted that fair value exceeded book value for all reporting units by a margin of at least 25 percent;

d.

The discounted cash flow methodology utilized in determining the fair value of each reporting unit was consistent with the prior year methodology, with valuation assumptions appropriately updated to reflect the economic climate; and

e.	The valuation methodology was disclosed in the MD&A section of the 2008 Form 10-K.

Notwithstanding the above, the Company plans to supplement our existing disclosures by providing the amount of goodwill attributed to each significant reporting unit as well as provide sensitivity analysis surrounding the percentage reduction in the fair value of a reporting unit which would result in an impairment condition. Prospectively, if the fair value of any of the Company's significant reporting units was to decline to a level such that the fair value did not significantly exceed its carrying value, the Company would add disclosures about the key assumptions underlying its determination of fair value. The Company proposes to add the following bold faced disclosure to the goodwill and indefinite-lived intangible assets paragraph of its fair value measurements critical accounting policy in its Form 10-Q for the three months ended March 31, 2009:

Goodwill and Indefinite-Lived Intangible Assets. The Company’s goodwill at December 31, 2008 relates to its significant reporting units MTVN ($6.7 billion), BETN ($2.7 billion) and Paramount ($1.6 billion). On an annual basis, the test for goodwill impairment is performed using a two-step process, unless there is a triggering event, in which case a test would be performed sooner. The first step is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount. For all periods presented, our reporting units are consistent with its operating segments, in all material respects. The estimates of fair value of a reporting unit are determined based on a discounted cash flow analysis. A discounted cash flow analysis requires us to make various judgmental assumptions, including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the budget and long-term business plans of each operating segment. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. Based on our annual assessment, a hypothetical 25% reduction in the estimated fair value in each of our reporting units would not result in an impairment condition. If necessary, the second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

Inventory, page 89

10.

Per your disclosure herein and on page 62, you have entered into film financing arrangements that involve the sale of partial copyright interest in a film and you deduct amounts received under these arrangements from the film's cost. However, it appears that certain of your investors have alleged that they invested in a series of movies, part of Paramount Studio's "Melrose" slate, and not on a film-by-film basis. In a related article posted at http://seekingalpha.com/article/109078-viacom-disappointed-in-investors-suing-paramount, it was reported that "studios group films together into slates to try and spread out risk, reassuring investors that they're not investing in a single film which could be a hit or a bomb, but rather a broad basket of diverse films, which together have a better chance of success." While we note your position in this matter, tell us:

•	If you have entered into similar arrangements in the past or currently have similar arrangements with other investors who invested in a slate of films (not on a film-by-film basis)
•	If their investment also involved a partial copyright interest in each film included in the subject slate of films
•	How you accounted for investments toward a slate of films which involved a partial copyright interest. If the investment was also subject to risk mitigation strategies as described in the online article, tell us if your accounting treatment for such investments would change.

As referenced on pages 43 and 62 in the MD&A section of the 2008 Form 10-K, the Company has entered into several film financing arrangements, including the referenced "Melrose" arrangement. The terms of the film financing arrangements we enter into vary depending on the brand (e.g. Paramount Pictures, Paramount Vantage, etc.) that is the subject of the arrangement, the number of titles included in the film financing arrangement and the individual film and overall maximum investment levels. Although many of our film financing arrangements provide the investor with a partial copyright interest in each film, certain of our film financing arrangements, including the referenced “Melrose” arrangement, do not provide the investor with a copyright interest, but rather contractually specify the distribution of net profits to be generated from a film. Where a partial copyright interest is transferred, since the investors typically have the risks and rewards of ownership proportionate to their ownership in the film, the Company follows the provisions of SOP 00-2 in accounting for these films. In instances where the Company has not sold a partial copyright interest in a film, it has followed the accounting guidance in EITF 88-18 "Sales of Future Revenues" ("EITF 88-18") in accounting for these arrangements.

Although certain terms of our film financing arrangements vary, all of our arrangements contractually provide for an investment to be made on a film by film basis within the overall film financing arrangement. Thus, the Company has no obligation to pay any other amounts to the film funds other than the film funds' share of a specified film's net profit, if any, which is realized. The Company believes making individual investments across a number of films does mitigate risk for both the Company and investors as it provides diversification in a series of films rather than a single film.

Note 7. Inventory, page 100

11.

Per your disclosure, you expect to amortize approximately $1.166 billion of original programming, including completed and released films and completed but not yet released during the year ended December 31, 2009 using the individual-film-forecast computation method. Tell us why your expected amortization is more than double the 2008 amortization which you projected as of your 2007 balance sheet date.

In 2008, the Company produced more high budget titles, notably The Curious Case of Benjamin Button, than in 2007 and the Company intends to release an increased number of high budget titles, notably Star Trek, in 2009. As a result, the projected amortization costs associated with feature film titles are expected to increase year over year for 2009 versus 2008. In addition, due to the continued increased investment in original programming, we expanded our projected amortization disclosure to include original programming developed by our Media Networks segment. The wording of Footnote 7 to the Consolidated Financial Statements included in our 2008 Form 10-K was expanded to include the wording “original programming” in the sentence that reads: "The Company expects to amortize approximately $1.166 billion of original programming and film inventory..."

Note 15. Restructuring and Other Charges, page 115

12.	Please provide a more detailed description of your exit and disposal activity as required by paragraph 20(a) of SFAS 146, identifying the nature of the operations or line of business from which you would exit or that which you would dispose. In addition, tell us how the costs captioned herein relate to such exit or disposal activity and how they met the recognition and measurement provisions set forth in paragraphs 8-17 of the cited standard.

In connection with a strategic review of its businesses, the Company incurred SFAS 146 restructuring charges of $103 million and other charges of $351 million in the fourth quarter of 2008 (in total $454 million) as disclosed within Footnote 15 to the Consolidated Financial Statements included in our 2008 Form 10-K. We respectfully note that our SFAS 146 restructuring activities did not include the exit or shut-down of any significant operation. The one-time termination benefit charges recognized in the fourth quarter of 2008 were recorded in accordance with the recognition provisions of paragraph 8 of SFAS 146. Management with appropriate authority approved a detailed termination plan, the plan specifically identified the number of employees to be terminated and their job classifications, the plan established the terms of the benefit arrangement and the plan was communicated and actions were substantially completed by the year-end. As these severance costs were primarily one-time termination benefits which did not require employees to provide future service, the liability for the termination benefits was recognized and measured at fair value at the communication date in accordance with paragraph 10 of SFAS 146. The lease termination costs incurred related to the consolidation of certain office space. Such lease termination costs met the recognition thresholds of paragraph 16 of SFAS 146 as the Company ceased using the leased property during the fourth quarter of 2008. The liability recorded appropriately reflects the value of the remaining lease rentals reduced by estimated sublease rental income where applicable.

13.

Tell us why it would be appropriate to categorize the costs of accelerated amortization or impairments arising from recoverability assessments performed under SOP 00-2 or SFAS 63 as restructuring costs.

The Company respectfully notes that it did not classify either on the face of the Company's Consolidated Statement of Earnings or in the Notes to the Consolidated Financial Statements any charges other than severance and lease termination costs as restructuring charges. Specifically, the Company disclosed in Note 15 to the Consolidated Financial Statements included in our 2008 Form 10-K the following: "The December 2008 restructuring plan included workforce reductions of 890 positions across its domestic and international operations and resulted in an associated restructuring charge of $103 million."

The Company acknowledges it included disclosure of other charges in the same footnote which detailed the restructuring charges. The Company believes this represents a meaningful presentation as it disclosed material unusual or infrequent operating charges which were recorded in 2008 that impact the comparability of results between periods. Accordingly, the Company believed that the nature and amount of such charges were required to be disclosed under various accounting standards including the disclosure guidelines promulgated under SOP 00-2 and SFAS 63. The Company believes the inclusion of such other charges together with restructuring charges within the same footnote was appropriate as the majority of the amounts comprising the other charges directly related to management decisions undertaken as part of the fourth quarter 2008 strategic review including the decisions to cease airing certain programming thereby resulting in the acceleration of amortization as further described in the response to Comment #8 above.

14.

Please revise your MD&A to quantify and disclose the expected effects on future earnings and cash flows resulting from your exit or disposal plan, along with the initial period in which those effects are expected to be realized. Your MD&A should address:

•	whether cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues.
•	which income statement line items will be impacted

In later periods if actual savings anticipated by the exit plan are not achieved as expected or are achieved in periods other than as expected, your MD&A should discuss that outcome, its reasons and likely effects on future operating results and liquidity. Refer to SAB Topic 5P4 and revise as appropriate.

The Company respectfully submits that the disclosure proposed in response to Comment #2 addresses the first portion of the Staff’s Comment.

In accordance with Staff Accounting Bulletin Topic 5P4, to the extent the savings anticipated by the restructuring actions are not achieved as expected or are achieved in periods other than as expected, the Company will discuss that outcome in its MD&A, including its reasons and likely effects on future operating results and liquidity.

Item 15(a) - Schedule II - Valuation and Qualifying Accounts, page 134

15.

Tell us the nature of the significant sales returns and allowances during 2008 and 2007, and why they are continuing. Since those sales returns and allowances appear to constitute a significant portion of your product sales, which are mostly in Home Entertainment, tell us why you believe that the recognition of prior sales to which these returns and allowances relate, was appropriate. Refer to SFAS 48.

The Company respectfully notes that substantially all of the activity involving sales returns and allowances relates to home entertainment revenues. Home entertainment revenues primarily include sales of DVDs to retailers and rental service companies.

The vast majority of DVD sales for newly released films occur in a single, short distribution window in the life cycle of a film when the film is not widely available in any other window. This window occurs after the theatrical window and before the film is available for pay-per-view, and generally consists of a few months following theatrical release. In order to maximize revenues, a sufficient supply of the product must be available and in stock at our retailers during this window. In addition, we often seek large, premium display space to assure our product the maximum possible exposure, particularly in the case of large budget, branded and/or franchise films. During 2008, the Company released DVDs of several such films, including Iron Man, Indiana Jones and the Crystal Skull and Kung Fu Panda. The combination of these two factors results in a manufacturing and shipment strategy utilized by the Company and the industry at large, which results in returns rates which are generally higher that those of other retail products where the inventory cost is higher and the product shelf-life is greater than that of newly-released DVDs.

The Company has historically been able to make reliable estimates of product returns due to the following factors:

•

A long established operating history of producing and distributing numerous motion pictures and cable television programming. This extensive experience has enabled the Company to develop and maintain significant empirical data surrounding the performance of such content through its various stages of distribution including home entertainment;

•	The vast majority of product returns are received within 6 - 10 months of the home video release of a title;
•

Theatrical box office performance prior to a title's home video release and point of sale data post release of a title are effective tools, among others, to reliably forecast consumer demand for the product across the large volume of relatively homogeneous transactions carried out by the Company; and

•	The product is not susceptible to technological obsolescence over the period of forecasted demand.

Demand forecasts utilized in our return estimates take into consideration current economic conditions, as well as title-specific factors, with the most indicative title-specific factor being theatrical box office performance, which is known at the time of sale of the film’s DVDs.

* * * *

We hereby acknowledge on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

/s/ STEPHEN T. GIOVE

Stephen T. Giove

cc:	Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.

Thomas E. Dooley, Senior Executive Vice President, Chief Administrative Officer and Chief Financial Officer, Viacom Inc.

James W. Barge, Executive Vice President, Controller, Tax and Treasury, Viacom Inc. (Chief Accounting Officer)

Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.

Katherine Gill-Charest, Vice President, Deputy Controller, Viacom Inc.

William Cobourn, Jr., PricewaterhouseCoopers LLP

Rudy Licciardi, PricewaterhouseCoopers LLP